Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

April 2021

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated April 20, 2021, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: April 20, 2021	By	/s/ J.O. van Klinken
J.O. van Klinken

Executive Vice President and
General Counsel

The Hague – April 20, 2021

Aegon’s Global Chief Technology Officer Mark Bloom to step down

Aegon today announced that Global Chief Technology Officer Mark Bloom is stepping down, effective June 1, 2021. Having led Aegon’s technology and innovation activities for more than five years, he has decided to leave the company to pursue other opportunities.

Mark Bloom joined Aegon in 2016 as CTO, and member of Aegon N.V.’s Management Board and Aegon UK’s Board of Directors. He has been responsible for leading Aegon’s global technology function supporting the business to improve the customer experience by effectively and efficiently leveraging technology. Prior to working at Aegon, he held various technology leadership positions at Citi and JP Morgan Chase.

“On behalf of our entire organization, I would like to thank Mark for his valuable contributions to Aegon and wish him all the best with his future endeavors”, said Lard Friese, CEO of Aegon N.V..

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Kathrin de Graaf	Jan Willem Weidema

+31(0)6 12 37 66 16	+31(0) 70 344 8028
kathrin.degraaf@aegon.com	janwillem.weidema@aegon.com